THE CLOROX COMPANY

Floating Rate Senior Notes due December 2007
4.20% Senior Notes due January 2010
5.00% Senior Notes due January 2015

_____

Purchase Agreement

November 30, 2004

Citigroup Global Markets Inc.,
Goldman, Sachs & Co. and
J.P. Morgan Securities Inc.,
    as representatives ("Representatives")
    of the several Purchasers
    named in Schedule I hereto,
c/o Goldman, Sachs & Co.,
85 Broad Street,
New York, New York 10004

Ladies and Gentlemen:

The Clorox Company, a Delaware corporation (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell to the Purchasers named in Schedule I hereto (the "Purchasers") the principal amount of notes of various maturities specified above (collectively, the "Securities") set forth opposite the name of each such Purchaser on Schedule I hereto.

1.   The Company represents and warrants to, and agrees with, each of the Purchasers that**:**

(a)   A preliminary offering memorandum, dated November 30, 2004 (the "Preliminary Offering Memorandum") and an offering memorandum, dated November 30, 2004 (the "Offering Memorandum") have been prepared in connection with the offering of the Securities. Any reference to the Preliminary Offering Memorandum or the Offering Memorandum shall be deemed to refer to and include the Company's most recent Annual Report on Form 10-K ("Form 10-K") and all subsequent documents filed with the United States Securities and Exchange Commission (the "Commission") pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") on or prior to the date of the Preliminary Offering Memorandum or the Offering Memorandum, as the case may be, and any reference to the Preliminary Offering Memorandum or the Offering Memorandum, as the case may be, as amended or supplemented, as of any specified date, shall be deemed to include (i) any documents filed with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act after the date of the Preliminary Offering Memorandum or the Offering Memorandum, as the case may be, and prior to such specified date and (ii) any Additional Issuer Information (as defined in Section 5(f)) furnished by the Company prior to the completion of the distribution of the Securities; and all documents filed under the Exchange Act and so deemed to be included in the Preliminary Offering Memorandum or the Offering Memorandum, as the case may be, or any amendment or supplement thereto are hereinafter called the "Exchange Act Reports". The Exchange Act Reports, when they were or are filed with the Commission, conformed or will conform in all material respects to the applicable requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder. The Preliminary Offering Memorandum or the Offering Memorandum and any amendments or supplements thereto and the Exchange Act Reports did not and will not, as of their respective dates, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided*, *however*, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by a Purchaser through the Representatives expressly for use therein;

(b)   Prior to the date hereof, neither the Company nor any of its affiliates has taken any action which is designed to or which has constituted or which might have been expected to cause or result in stabilization or manipulation of the price of any security of the Company in connection with the offering of the Securities;

(c)   When the Securities are issued and delivered pursuant to this Agreement, the Securities will not be of the same class (within the meaning of Rule 144A under the United States Securities Act of 1933, as amended (the "Act")) as securities which are listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system;

(d)   The Company is subject to Section 13 or 15(d) of the Exchange Act;

(e)   Neither the Company, nor any person acting on its or their behalf has offered or sold the Securities by means of any general solicitation or general advertising within the meaning of Rule 502(c) under the Act or, with respect to Securities sold outside the United States to non-U.S. persons (as defined in Rule 902 under the Act), by means of any directed selling efforts within the meaning of Rule 902 under the Securities Act and the Company, any affiliate of the Company and any person acting on its or their behalf has complied with and will implement the "offering restriction" within the meaning of such Rule 902;

(f)   Within the preceding six months, neither the Company nor any other person acting on behalf of the Company has offered or sold to any person any Securities, or any securities of the same or a similar class as the Securities, other than Securities offered or sold to the Purchasers hereunder. The Company will take reasonable precautions designed to insure that any offer or sale, direct or indirect, in the United States or to any U.S. person (as defined in Rule 902 under the Act) of any Securities or any substantially similar security issued by the Company, within six months subsequent to the date on which the distribution of the Securities has been completed (as notified to the Company by Goldman, Sachs & Co.), is made under restrictions and other circumstances reasonably designed not to affect the status of the offer and sale of the Securities in the United States and to U.S. persons contemplated by this Agreement as transactions exempt from the registration provisions of the Act;

(g)   Each of the Company and each of its material subsidiaries (individually a "Subsidiary" and collectively the "Subsidiaries") has been duly incorporated and is validly existing as a corporation (or other relevant organizational form) in good standing under the laws of the jurisdiction in which it is chartered or organized with full organizational power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Preliminary Offering Memorandum and the Offering Memorandum, and is duly qualified to do business as a foreign corporation (or other relevant organizational form) and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to be so qualified could not reasonably be expected to have a material adverse effect on the financial condition, results of operations, or on the earnings or business affairs of the Company and the Subsidiaries, considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect"). As used herein, "material subsidiary" means any subsidiary of the Company with net sales in excess of 10% of consolidated net sales for the most recently completed fiscal year, net earnings in excess of 10% of consolidated net earnings for the most recently completed fiscal year or total assets in excess of 10% of consolidated total assets at the end of such fiscal year. As of the date hereof, the Company's only material subsidiaries are: (i) The Clorox Sales Company; (ii) The Kingsford Products Company; (iii) The Glad Products Company; (iv) The HV Food Products Company; (v) Glad Manufacturing Company; and (vi) The Clorox International Company.

(h)   All the outstanding shares of capital stock of each Subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable, and, except as otherwise set forth in the Preliminary Offering Memorandum and the Offering Memorandum, all outstanding shares of capital stock of the Subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(i)   The indenture relating to the Securities (the "Indenture") has been duly authorized and, at the Time of Delivery (as defined below), will have been executed and delivered by the Company and (assuming the due authorization, execution and delivery thereof by the Trustee) will be a valid and legally binding obligation of the Company enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting enforcement of creditors' rights generally or by general equity principles (whether considered in a proceeding in equity or at law); and the Indenture is in a form that permits it to become qualified under the Trust Indenture Act.

(j)   The Securities have been duly authorized for issuance, offer and sale pursuant to this Agreement and, when issued, authenticated and delivered pursuant to the provisions of this Agreement and the Indenture against payment of the consideration therefor specified in the Offering Memorandum, the Securities will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting enforcement of creditors' rights generally or by general equity principles (whether considered in a proceeding in equity or at law); and the Securities and the Indenture are accurately summarized in all material respects in the Preliminary Offering Memorandum and the Offering Memorandum.

(k)   The registration rights agreement relating to the Securities (the "Registration Rights Agreement") has been duly authorized and, at the Time of Delivery, will have been validly executed and delivered by the Company and will be a valid and legally binding obligation of the Company enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting enforcement of creditors' rights generally or by general equity principles (whether considered in a proceeding in equity or at law).

(l)   This Agreement has been duly authorized, executed and delivered by the Company.

(m)   The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Preliminary Offering Memorandum and the Offering Memorandum, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

(n)   No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except for the registration of the Securities and/or the Exchange Securities (defined below) under the Act as contemplated by the Registration Rights Agreement and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Offering Memorandum.

(o)   Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the charter or bylaws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties, other than, in the case of clauses (ii) and (iii), conflicts, breaches or liens (considered in the aggregate) which could not reasonably be expected to have a Material Adverse Effect.

(p)   No holders of securities of the Company have rights to the registration of such securities under any registration statement contemplated by the Registration Rights Agreement.

(q)   The consolidated financial statements of the Company and its consolidated subsidiaries incorporated by reference in the Preliminary Offering Memorandum and the Offering Memorandum present fairly in all material respects the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Exchange Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein).

(r)   Ernst & Young LLP, who has audited certain financial statements incorporated by reference in the Preliminary Offering Memorandum and the Offering Memorandum, is an independent registered public accounting firm with respect to the Company as required by the Exchange Act and the applicable published rules and regulations thereunder. Deloitte & Touche LLP, who has audited certain financial statements incorporated by reference in the Preliminary Offering Memorandum and the Offering Memorandum, was, at the time of auditing such financial statements, an independent registered public accounting firm with respect to the Company as required by the Exchange Act and the applicable published rules and regulations thereunder.

(s)   No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Preliminary Offering Memorandum and the Offering Memorandum (exclusive of any supplement thereto dated after the date hereof).

(t)   Neither the Company nor any Subsidiary is in violation or default of (i) any provision of its charter or bylaws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, other than, in the case of each clause (ii) and (iii) above, any violations or defaults (considered in the aggregate) which could not reasonably be expected to have a Material Adverse Effect. Schedule II hereto lists each indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument with respect to which a default by the Company could reasonably be expected to have a Material Adverse Effect.

(u)   The Company and the Subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive, or comply with, required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect, except as set forth in or contemplated in the Preliminary Offering Memorandum and the Offering Memorandum (exclusive of any supplement thereto dated after the date hereof). The Company has disclosed in the Preliminary Offering Memorandum and the Offering Memorandum, all such actions where it or its Subsidiaries has been named as a "potentially responsible party," except where such actions could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(v)   The Company and the Subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the "Intellectual Property") necessary for the conduct of the Company's business as now conducted. With respect to the Intellectual Property, (a) neither the Company nor any of the Subsidiaries has received written notice of infringement or misappropriation of or conflict with asserted rights of others with respect to any Intellectual Property, except as has been disclosed in the Preliminary Offering Memorandum and the Offering Memorandum and (b) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company's or any Subsidiary's rights in or to any such Intellectual Property, or any facts which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any such Subsidiary therein, and which infringement, misappropriation or conflict or invalidity or inadequacy, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(w)   Except as disclosed in the Preliminary Offering Memorandum and the Offering Memorandum, the Company does not have any material lending or other relationship with the Representatives or lending affiliate of the Representatives.

(x)   Since the date of the most recent financial statements included or incorporated by reference in the Preliminary Offering Memorandum and the Offering Memorandum (exclusive of any supplement thereto dated after the date hereof), there has been no material adverse change in the financial condition, business prospects, results of operations, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in, incorporated by reference in or contemplated in the Offering Memorandum (exclusive of any supplement thereto dated after the date hereof).

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Purchasers in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Purchaser.

2.   Subject to the terms and conditions herein set forth, the Company agrees to issue and sell to each of the Purchasers, and each of the Purchasers agrees, severally and not jointly, to purchase from the Company, the principal amount of each Securities set forth opposite the name of such Purchaser in Schedule I hereto, at the purchase price (plus accrued interest, if any, from December 3, 2004 until the Time of Delivery) set forth on Schedule I hereto.

3.   Upon the authorization by you of the release of the Securities, the several Purchasers propose to offer the Securities for sale upon the terms and conditions set forth in this Agreement and the Offering Memorandum and each Purchaser hereby represents and warrants to, and agrees with the Company that:

(a)   It will offer and sell the Securities only to: (i) persons who it reasonably believes are "qualified institutional buyers" ("QIBs") within the meaning of Rule 144A under the Act in transactions meeting the requirements of Rule 144A or, (ii) upon the terms and conditions set forth in Annex I to this Agreement;

(b)   It is an Institutional Accredited Investor; and

(c)   It will not offer or sell the Securities by any form of general solicitation or general advertising, including but not limited to the methods described in Rule 502(c) under the Act.

4.   (a)   The Securities to be purchased by each Purchaser hereunder will be represented by one or more definitive global Securities in book-entry form which will be deposited by or on behalf of the Company with The Depository Trust Company ("DTC") or its designated custodian. The Company will deliver the Securities to Goldman, Sachs & Co., for the account of each Purchaser, against payment by or on behalf of such Purchaser of the purchase price therefor by Federal (same day) funds, by causing DTC to credit the Securities to the account of Goldman, Sachs & Co. at DTC. The Company will cause the certificates representing the Securities to be made available to Goldman, Sachs & Co. for checking at least twenty-four hours prior to the Time of Delivery at the office of DTC or its designated custodian (the "Designated Office"). The time and date of such delivery and payment shall be 9:30 a.m., New York City time, on December 3, 2004 or such other time and date as the Representatives and the Company may agree upon in writing. Such time and date are herein called the "Time of Delivery".

(b)   The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 7 hereof, including the cross-receipt for the Securities and any additional documents requested by the Purchasers in accordance with this Agreement, will be delivered at such time and date at the offices of Cahill Gordon & Reindel LLP, 80 Pine Street, New York, New York 10005 (the "Closing Location"), and the Securities will be delivered at the Designated Office, all at the

Time of Delivery. A meeting will be held at the Closing Location no later than 8:00 p.m., New York City time, on the New York Business Day next preceding the Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4, "New York Business Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close.

5.   The Company agrees with each of the Purchasers:

(a)   To prepare the Preliminary Offering Memorandum and Offering Memorandum in a form approved by you; to make no amendment or any supplement to the Preliminary Offering Memorandum or Offering Memorandum which shall be disapproved by you promptly after reasonable notice thereof; and to furnish you with copies thereof;

(b)   Promptly from time to time to take such action as you may reasonably request to qualify the Securities for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

(c)   To furnish the Purchasers with an electronic copy of the Preliminary Offering Memorandum and electronic and physical printed copies of the Offering Memorandum and each amendment or supplement thereto in such quantities as you may from time to time reasonably request, and if, at any time prior to the earlier of (i) the expiration of nine months after the date of the Offering Memorandum or (ii) such time as all of the Securities have been exchanged for Exchange Securities, any event shall have occurred as a result of which the Offering Memorandum as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Offering Memorandum is delivered, not misleading, or, if for any other reason it shall be necessary or desirable during such same period to amend or supplement the Offering Memorandum, to notify you and upon your request to prepare and furnish without charge to each Purchaser and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Offering Memorandum or a supplement to the Offering Memorandum which will correct such statement or omission or effect such compliance;

(d)   From the date hereof until the Time of Delivery, not to, and to cause its subsidiaries or other affiliates over which the Company exercises management or voting control, and any person acting on the Company's behalf, not to, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of, except as provided hereunder, any securities of the Company that are substantially similar to the Securities.

(e)   Not to be or become, at any time prior to the expiration of two years after the Time of Delivery, an open-end investment company, unit investment trust, closed-end investment company or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act;

(f)   At any time when the Company is not subject to Section 13 or 15(d) of the Exchange Act, for the benefit of holders from time to time of Securities, to furnish at its expense, upon request, to holders of Securities and prospective purchasers of securities information (the

"Additional Issuer Information") satisfying the requirements of subsection (d)(4)(i) of Rule 144A under the Act;

(g)   To furnish to the holders of the Securities as soon as practicable after the end of each fiscal year an annual report (including a balance sheet and statements of income, stockholders' equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants) and, as soon as practicable after the end of each of the first three quarters of each fiscal year (beginning with the fiscal quarter ending after the date of the Offering Memorandum), to make available to its stockholders consolidated summary financial information of the Company and its subsidiaries for such quarter in reasonable detail (it being understood that all reports or other communications filed by means of the Commission's Electronic Data Gathering and Retrieval system shall be deemed to have been delivered to you as required by this section);

(h)   During a period of three years from the date of the Offering Memorandum, to furnish to you copies of all reports or other communications (financial or other) furnished to stockholders of the Company, and to deliver to you as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any securities exchange on which the Securities or any class of securities of the Company is listed (it being understood that all reports or other communications filed by means of the Commission's Electronic Data Gathering and Retrieval system shall be deemed to have been delivered to you as required by this section);

(i)   During the period of two years after the Time of Delivery, the Company will not, and will not permit any of its "affiliates" (as defined in Rule 144 under the Securities Act) to, resell any of the Securities which constitute "restricted securities" under Rule 144 that have been reacquired by any of them;

(j)   The Company shall file and use its best efforts to cause to be declared or become effective under the Securities Act, on or prior to 180 days after the Time of Delivery, a registration statement on Form S-4 providing for the registration of several series of debt securities of the Company, with terms identical to the Securities (the "Exchange Securities"), and the exchange of the Securities for the Exchange Securities, all in a manner which will permit persons who acquire the Exchange Securities to resell the Exchange Securities pursuant to Section 4(1) of the Act, subject to compliance with applicable Commission policy as in effect on the date of this Agreement enunciated in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission's letter to Shearman & Sterling dated July 2, 1993, and similar no-action letters; and

(k)   To use the net proceeds received by it from the sale of the Securities pursuant to this Agreement in the manner specified in the Offering Memorandum under the caption "Use of Proceeds."

6.   The Company covenants and agrees with the several Purchasers that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the issue of the Securities and all other expenses in connection with the preparation, printing and filing of the Preliminary Offering Memorandum and the Offering Memorandum and any amendments and supplements thereto and the mailing and delivering of copies thereof to the Purchasers and dealers; (ii) the cost of printing or producing any Agreement among Purchasers, this Agreement, the Indenture, the Securities, the Registration Rights Agreement, any Blue Sky and legal investment surveys, closing documents (including any compilations thereof) and any other

documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the fees and disbursements of counsel for the Purchasers in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (iv) any fees charged by securities rating services for rating the Securities; (v) the cost of preparing the Securities; (vi) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; and (vii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Sections 8 and 11 hereof, the Purchasers will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make.

       7.   The obligations of the Purchasers hereunder shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company herein are, at and as of the Time of Delivery, true and correct, the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

      (a)   Cahill Gordon & Reindel LLP, counsel for the Purchasers, shall have furnished to you such opinion or opinions as you may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

      (b)   Morrison & Foerster LLP, counsel for the Company, shall have furnished to you their written opinion, dated the Time of Delivery, in form and substance satisfactory to you, to the effect that:

      (i)   This Agreement has been duly authorized, executed and delivered by the Company;

      (ii)   Assuming due authentication of the Securities by the Trustee in accordance with the Indenture, the Securities have been duly authorized, executed, issued and delivered and constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles; and the Securities and the Indenture conform to the descriptions thereof in the Offering Memorandum;

      (iii)   The Indenture has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by the Trustee, constitutes a valid and legally binding instrument, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles;

      (iv)   The Registration Rights Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by the Representatives, constitutes a valid and legally binding instrument, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles and to the possibility public policy limitations on rights to indemnification or contribution;

(v) The statements set forth in the Offering Memorandum under the caption "Description of Notes", insofar as they purport to constitute a summary of the terms of the Securities, the Indenture and the Registration Rights Agreement, under the caption "Material Federal Income Tax Considerations", insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair;

(vi) No registration of the Securities under the Act, and no qualification of an indenture under the United States Trust Indenture Act of 1939 with respect thereto, is required for the offer, sale and initial resale of the Securities by the Purchasers in the manner contemplated by this Agreement; and

(vii) The Company is not an "investment company", as such term is defined in the Investment Company Act.

In addition, such counsel shall state that, based upon conferences with the Representatives, the Company's representatives and the Company's accountants concerning the Offering Memorandum, and such counsel's consideration of the matters required to be stated therein and the statements contained therein (although such counsel may state that it has not independently verified the accuracy, completeness or fairness of such statements), nothing has come to such counsel's attention that leads such counsel to believe that the Offering Memorandum (or any supplement thereto) as of the date of the Offering Memorandum (or any such supplement) and as of the Time of Delivery, contained or contains an untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements (including the notes thereto), supporting schedules and other financial and statistical information derived therefrom).

(c) The Senior Vice President – General Counsel for the Company, shall have furnished to you his written opinion, dated the Time of Delivery, in form and substance satisfactory to you, to the effect that:

(i) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with power and authority (corporate and other) to own its properties and conduct its business as described in the Offering Memorandum;

(ii) The Company has an authorized capitalization as set forth in the Offering Memorandum.

(iii) The Company has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction (such counsel being entitled to rely in respect of the opinion in this clause upon opinions of local counsel and in respect of matters of fact upon certificates of officers of the Company, provided that such counsel shall state that they believe that both you and they are justified in relying upon such opinions and certificates);

(iv)   Each Subsidiary of the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation; and all of the issued shares of capital stock of each such Subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable, and (except for directors' qualifying shares) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims (such counsel being entitled to rely in respect of the opinion in this clause upon opinions of local counsel and in respect of matters of fact upon certificates of officers of the Company or its subsidiaries, provided that such counsel shall state that they believe that both you and they are justified in relying upon such opinions and certificates);

(v)   To the best of such counsel's knowledge and other than as set forth in the Offering Memorandum, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of such counsel's knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;

(vi)   The issue and sale of the Securities and the compliance by the Company with all of the provisions of the Securities, the Indenture, the Registration Rights Agreement and this Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument that the Company is required to file as an exhibit to its Form 10-K or that is otherwise listed on Schedule II hereto (collectively, "Material Contracts"), except where such breach, violation or default could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, nor will such actions result in any violation of the provisions of the Certificate of Incorporation or Bylaws of the Company or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties;

(vii)   No consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement, the Indenture or the Registration Rights Agreement, except for the registration of the Securities and/or the Exchange Securities under the Act as contemplated by the Registration Rights Agreement and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Purchasers;

(viii)   Neither the Company nor any of its Subsidiaries is in violation of (A) its Certificate of Incorporation, (B) its Bylaws or (C) in default in the performance or observance of any Material Contract, except, in the case of (C), where such default could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(ix) The Exchange Act Reports (other than the financial statements and related schedules therein, as to which such counsel need express no opinion), when they were filed with the Commission, complied as to form in all material respects with the requirements of the Exchange Act, and the rules and regulations of the Commission thereunder.

In addition, such counsel shall state that nothing has come to such counsel's attention that leads such counsel to believe that the Offering Memorandum (or any supplement thereto) as of the date of the Offering Memorandum (or any such supplement) and as of the Time of Delivery, contained or contains an untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements (including the notes thereto), supporting schedules and other financial and statistical information derived therefrom).

(d) On the date of the Offering Memorandum prior to the execution of this Agreement and also at the Time of Delivery, each of Ernst & Young LLP and Deloitte & Touche LLP shall have furnished to you a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to you and your counsel;

(e) (i) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included in the Offering Memorandum any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Offering Memorandum, and (ii) since the respective dates as of which information is given in the Offering Memorandum there shall not have been any change in the capital stock or long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, stockholders' equity or results of operations of the Company and its subsidiaries, otherwise than as set forth or contemplated in the Offering Memorandum, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities on the terms and in the manner contemplated in this Agreement and in the Offering Memorandum;

(f) On or after the date hereof (i) no downgrading shall have occurred in the rating accorded the Company's debt securities by any "nationally recognized statistical rating organization", as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Act, and (ii) no such organization shall have issued a public announcement that it has under surveillance or review, with possible negative implications, its rating of any of the Company's debt securities;

(g) On or after the date hereof there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange; (ii) a suspension or material limitation in trading in the Company's securities on the New York Stock Exchange; (iii) a general moratorium on commercial banking activities declared by either Federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States; (iv) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war; or (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event

specified in clause (iv) or (v) in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities on the terms and in the manner contemplated in the Offering Memorandum;

(h)   The Company shall have furnished or caused to be furnished to you at the Time of Delivery certificates of officers of the Company satisfactory to you as to the accuracy of the representations and warranties of the Company herein at and as of such Time of Delivery, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to such Time of Delivery, as to the matters set forth in subsections (e) and (f) of this Section and as to such other matters as you may reasonably request.

8.   (a) The Company will indemnify and hold harmless each Purchaser against any losses, claims, damages or liabilities, joint or several, to which such Purchaser may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Offering Memorandum or the Offering Memorandum, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein not misleading, and will reimburse each Purchaser for any legal or other expenses reasonably incurred by such Purchaser in connection with investigating or defending any such action or claim as such expenses are incurred; *provided*, *however*, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Offering Memorandum or the Offering Memorandum or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by any Purchaser through the Representatives expressly for use therein.

(b)   Each Purchaser will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Offering Memorandum or the Offering Memorandum, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Offering Memorandum or the Offering Memorandum or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Purchaser through the Representatives expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)   Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)   If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Purchasers on the other from the offering of the Securities. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Purchasers on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Purchasers on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Purchasers, in each case as set forth in the Offering Memorandum. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Purchasers on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Purchasers agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Purchaser shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to investors were offered to investors exceeds the amount of any damages which such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The Purchasers' obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e)   The obligations of the Company under this Section 8 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Purchaser within the meaning of the Act; and the obligations of the Purchasers under this Section 8 shall be in addition to any liability which the respective Purchasers may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act.

9.	(a)	If any Purchaser shall default in its obligation to purchase the Securities which it has agreed to purchase hereunder, you may in your discretion arrange for you or another party or other parties to purchase such Securities on the terms contained herein. If within thirty-six hours after such default by any Purchaser you do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to you to purchase such Securities on such terms. In the event that, within the respective prescribed periods, you notify the Company that you have so arranged for the purchase of such Securities, or the Company notifies you that it has so arranged for the purchase of such Securities, you or the Company shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Offering Memorandum, or in any other documents or arrangements, and the Company agrees to prepare promptly any amendments to the Offering Memorandum which in your opinion may thereby be made necessary. The term "Purchaser" as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Securities.

(b)	If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Purchaser or Purchasers by you and the Company as provided in subsection (a) above, the aggregate principal amount of such Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities, then the Company shall have the right to require each non-defaulting Purchaser to purchase the principal amount of Securities which such Purchaser agreed to purchase hereunder and, in addition, to require each non-defaulting Purchaser to purchase its pro rata share (based on the principal amount of Securities which such Purchaser agreed to purchase hereunder) of the Securities of such defaulting Purchaser or Purchasers for which such arrangements have not been made; but nothing herein shall relieve a defaulting Purchaser from liability for its default.

(c)	If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Purchaser or Purchasers by you and the Company as provided in subsection (a) above, the aggregate principal amount of Securities which remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Purchasers to purchase Securities of a defaulting Purchaser or Purchasers, then this Agreement shall thereupon terminate, without liability on the part of any non-defaulting Purchaser or the Company, except for the expenses to be borne by the Company and the Purchasers as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Purchaser from liability for its default.

10.	The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Purchasers, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Purchaser or any controlling person of any Purchaser, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Securities.

11.	If this Agreement shall be terminated pursuant to Section 9 hereof, the Company shall not then be under any liability to any Purchaser except as provided in Sections 6 and 8 hereof; but, if for any other reason, the Securities are not delivered by or on behalf of the Company as provided herein, the Company will reimburse the Purchasers through you for all out-of-pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Purchasers in making preparations for the purchase, sale and delivery of the Securities, but the Company shall then be under no further liability to any Purchaser except as provided in Sections 6 and 8 hereof.

12.   In all dealings hereunder, you shall act on behalf of each of the Purchasers, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Purchaser made or given by you jointly.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Purchasers shall be delivered or sent by mail, telex or facsimile transmission to you as the representatives in care of Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, Attention: Registration Department; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Offering Memorandum, Attention: General Counsel; *provided*, *however*, that any notice to a Purchaser pursuant to Section 8(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Purchaser at its address set forth in its Purchasers' Questionnaire, or telex constituting such Questionnaire, which address will be supplied to the Company by you upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

13.   This Agreement shall be binding upon, and inure solely to the benefit of, the Purchasers, the Company and, to the extent provided in Sections 8 and 10 hereof, the officers and directors of the Company and each person who controls the Company or any Purchaser, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Securities from any Purchaser shall be deemed a successor or assign by reason merely of such purchase.

14.   Time shall be of the essence of this Agreement.

15.   This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

16.   This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

17.   The Company is authorized, subject to applicable law, to disclose any and all aspects of this potential transaction that are necessary to support any U.S. federal income tax benefits expected to be claimed with respect to such transaction, and all materials of any kind (including tax opinions and other tax analyses) related to those benefits, without the Purchasers imposing any limitation of any kind.

If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Purchasers, this letter and such acceptance hereof shall constitute a binding agreement between each of the Purchasers and the Company. It is understood that your acceptance of this letter on behalf of each of the Purchasers is pursuant to the authority set forth in a form of Agreement among Purchasers, the form of which shall be submitted to the Company for examination upon request, but without warranty on your part as to the authority of the signers thereof.

Very truly yours,

THE CLOROX COMPANY

By: /s/ Charles R. Conradi
    Name: Charles R. Conradi
    Title: Vice President - Tax and Treasurer

Accepted as of the date hereof:

CITIGROUP GLOBAL MARKETS INC.

By: /s/ H. Allen Bouch
    Name: H. Allen Bouch
    Title: Managing Director

GOLDMAN, SACHS & CO.

By: /s/ (illegible)
    (Goldman, Sachs & Co.)

J.P. MORGAN SECURITIES INC.

By: /s/ Robert Bottamedi
    Name: Robert Bottamedi
    Title: Vice President

    On behalf of each of the Purchasers.

Series of Securities	Purchase Price	Purchaser	Principal Amount of Series to be Purchased
Floating Rate Notes due December 2007	**99.650%**		
		Citigroup Global Markets Inc.	$135,833,000.00
		Goldman, Sachs & Co.	$135,834,000.00
		J.P. Morgan Securities Inc.	$135,833,000.00
		Banc of America Securities LLC	$21,250,000.00
		Wachovia Capital Markets, LLC	$21,250,000.00
		BNP Paribas Securities Corp.	$12,500,000.00
		ING Financial Markets LLC	$10,000,000.00
		Morgan Stanley & Co. Incorporated	$10,000,000.00
		Calyon Securities (USA) Inc.	$6,250,000.00
		Mitsubishi Securities International plc	$6,250,000.00
		Robert Van Securities, Inc.	$5,000,000.00
4.20% Senior Notes due January 2010	**99.312%**		
		Citigroup Global Markets Inc.	$156,209,000.00
		Goldman, Sachs & Co.	$156,208,000.00
		J.P. Morgan Securities Inc.	$156,208,000.00
		Banc of America Securities LLC	$24,438,000.00
		Wachovia Capital Markets, LLC	$24,437,000.00
		BNP Paribas Securities Corp.	$14,375,000.00
		ING Financial Markets LLC	$11,500,000.00
		Morgan Stanley & Co. Incorporated	$11,500,000.00
		Calyon Securities (USA) Inc.	$7,188,000.00
		Mitsubishi Securities International plc	$7,187,000.00
		Robert Van Securities, Inc.	$5,750,000.00
5.00% Senior Notes due January 2015	**99.035%**		
		Citigroup Global Markets Inc.	$156,208,000.00
		Goldman, Sachs & Co.	$156,208,000.00
		J.P. Morgan Securities Inc.	$156,209,000.00
		Banc of America Securities LLC	$24,437,000.00
		Wachovia Capital Markets, LLC	$24,438,000.00
		BNP Paribas Securities Corp.	$14,375,000.00
		ING Financial Markets LLC	$11,500,000.00
		Morgan Stanley & Co. Incorporated	$11,500,000.00
		Calyon Securities (USA) Inc.	$7,187,000.00
		Mitsubishi Securities International plc	$7,188,000.00
		Robert Van Securities, Inc.	$5,750,000.00

SCHEDULE II

Material Contracts

1. Long-Term Compensation Program dated October 21, 1987, amended November 17, 1993, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 17, 1993;

2. Agreement between Henkel KGaA and the Company dated June l8, l981;

3. Agreement between Henkel GmbH (now Henkel KGaA) and the Company dated July 3l, l974;

4. Agreement between Henkel KGaA and the Company dated July 16, 1986;

5. Agreement between Henkel KGaA and the Company dated March 18, 1987;

6. Supplemental Executive Retirement Plan Restated;

7. 1993 Directors' Stock Option Plan dated November 17, 1993, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 17, 1993;

8. Officer Employment Agreement (form);

9. Officer Employment Agreement (form);

10. Officer Change of Control Employment Agreement (form);

11. Officer Change of Control Employment Agreement (form);

12. Non-Qualified Deferred Compensation Plan adopted as of January 1, 1996 and amended and restated as of July 20, 2004;

13. The Clorox Company 1995 Performance Unit Plan;

14. The Clorox Company 1996 Stock Incentive Plan, which was adopted by the shareholders at the Company's annual meeting of shareholders on November 28, 2001, amended and restated as of July 20, 2004;

15. The Clorox Company Executive Incentive Compensation Plan, adopted in 1996, re-adopted in 2001, and amended and restated as of July 20, 2004;

16. The Clorox Company Independent Directors' Stock-Based Compensation Plan;

17. Agreement between Henkel KGaA and the Company dated November 2, 1999;

18. The Clorox Company Annual Incentive Plan (formerly named The Clorox Company Management Incentive Compensation Plan), amended and restated as of July 20, 2004;

19. Agreement between The Clorox Company and G. Craig Sullivan, dated effective as of November 1, 2001;

20. Agreement between HC Investments, Inc. and the Company dated July 16, 2003;

21. The Clorox Company 1996 Stock Incentive Plan Restricted Stock Unit Award Agreement entered into by The Clorox Company and Gerald E. Johnston, dated effective as of July 15, 2003;

22. The Severance Pay Plan for Level 2 and Level 3 Executives effective as of July 1, 2004;

23. Share Exchange Agreement dated as of October 6, 2004 by and among the Company, Henkel KGaA and HC Investments, Inc.;

24. The Company's 1993 Directors' Stock Option Plan as amended and restated September 15, 2004;

25. Form of Option Award under the Company's 1993 Directors' Stock Option Plan as amended and restated September 15, 2004;

26. The Company's 1996 Stock Incentive Plan as amended and restated September 15, 2004;

27. Form of Option Award under the Company's 1996 Stock Incentive Plan as amended and restated September 15, 2004;

28. Form of Performance Unit Award under the Company's 1996 Stock Incentive Plan as amended and restated September 15, 2004;

29. Form of Award under the Company's Executive Incentive Compensation Plan, adopted in 1996, re-adopted in 2001, and amended and restated as of July 20, 2004;

30. Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and Banc of America Securities LLC, as Dealer;

31. Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and Citigroup Global Markets Inc., as Dealer;

32. Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and Goldman, Sachs & Co., as Dealer;

33. Commercial Paper Dealer Agreement between The Clorox Company, as Issuer and J. P. Morgan Securities Inc., as Dealer;

34. Issuing and Paying Agency Agreement by and between The Clorox Company and JPMorgan Trust Company, National Association; and

35. $2.1 billion Credit Agreement entered into among the Company, JPMorgan Chase Bank, N.A. as Administrative Agent and Bank, Citicorp North America, Inc. as Administrative Agent and Servicing Agent and Goldman Sachs Credit Partners L.P. as Syndication Agent.

(1)   The Securities have not been and will not be registered under the Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the Act or pursuant to an exemption from the registration requirements of the Act. Each Purchaser represents that it has offered and sold the Securities, and will offer and sell the Securities (i) as part of their distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the offering and the Time of Delivery, only in accordance with Rule 903 of Regulation S or Rule 144A under the Act. Accordingly, each Purchaser agrees that neither it, its affiliates nor any persons acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Securities, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. Each Purchaser agrees that, at or prior to confirmation of sale of Securities (other than a sale pursuant to Rule 144A), it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it during the restricted period a confirmation or notice to substantially the following effect:

> "The Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S (or Rule 144A if available) under the Securities Act. Terms used above have the meaning given to them by Regulation S."

Terms used in this paragraph have the meanings given to them by Regulation S.

Each Purchaser further agrees that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of the Securities, except with its affiliates or with the prior written consent of the Company.

(2)   Notwithstanding the foregoing, Securities in registered form may be offered, sold and delivered by the Purchasers in the United States and to U.S. persons pursuant to Section 3 of this Agreement without delivery of the written statement required by paragraph (1) above.

(3)   Each initial purchaser has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

(4)   Each Purchaser agrees that it will not offer, sell or deliver any of the Securities in any jurisdiction outside the United States except under circumstances that will result in compliance with the applicable laws thereof, and that it will take at its own expense whatever action is required to permit its purchase and resale of the Securities in such jurisdictions. Each Purchaser understands that no action has been taken to permit a public offering in any jurisdiction outside the United States where action would be required for such purpose. Each Purchaser agrees not to cause any advertisement of the Securities to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Securities, except in any such case with the Representatives' express written consent and then only at its own risk and expense.